BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                               February 19, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust VI
                  Registration Statement on Form N-1A
                  (File Nos. 333-138560; 811-21978)

Ladies and Gentlemen:

         This letter is to respond to comments we received on January 28, 2010 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A for Pioneer Series Trust VI (the "Registrant") relating to Pioneer Global Real Return Fund (the "Fund").

I. General Comments

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II. Investment Objective

1. The Staff noted that the Fund's investment objective is "to provide total return."

     Comment: The Staff requested that the Fund's investment objective be stated as "total return" (i.e., to delete "to provide" from the investment objective).

     Response:    The Registrant has made the requested change.

     Comment: The Staff asked why providing a "real return" in excess of the inflation rate is not part of the Fund's investment objective given that it is a stated focus of the Fund in the Principal Investment Strategies section of the Prospectus.

     Response:    The Registrant notes that the selection of securities that may provide a "real return" in excess of the inflation rate is an element of the investment strategy by which the Fund seeks to achieve its investment objective of total return.

III.              Fees and Expenses of the Fund

1.   Comment:     The Staff requested that the Registrant confirm that
                  the Fund does not invest in other investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses and must be included as Acquired Fund Fees and Expenses in the Fund's Fee Table.

     Response:    The Registrant has revised the Fee Table to include an
                  Acquired Fund Fees and Expenses line item.

2.   Comment:     The Staff requested that the Registrant file the
                  Expense Limit Agreement with respect to the Fund referenced in Footnote 2 to the Fee Table and Part C to the Registration
                  Statement as an exhibit to the Post-Effective Amendment to the Registrant's Registration Statement relating to the Fund.

     Response:    The Registrant confirms that it has filed the Expense Limit
                  Agreement with respect to the Fund referenced in Footnote 2 to the Fee Table and Part C to the Registration Statement as an exhibit to the Post-Effective Amendment to the Registrant's
                  Registration Statement relating to the Fund.

3.   Comment:     The Staff requested that the Registrant confirm in
                  its response that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 2 to the Fee Table.

     Response:    The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 2 to the Fee
                  Table.

4.   Comment:     The Staff requested that the Registrant confirm that:
                  (i) the Total Annual Fund Operating Expenses presented in the
                  Fee Table for each class of shares of the Fund are greater than the Net Expenses presented in the Fee Table; and (ii) the duration of the fee waiver arrangements discussed in Footnote
                  2 to the Fee Table is at least one year from the date of the Prospectus.

     Response:    The Registrant confirms that (i) the Total Annual Fund
                  Operating Expenses presented in the Fee Table for each class of shares of the Fund are greater than the Net Expenses presented in the Fee Table; and (ii) the duration of the fee waiver arrangements discussed in Footnote 2 to the Fee Table is at least one year from the date of the Prospectus.

IV. Principal Investment Strategies

1.  Comment:      The Staff noted that the Registrant includes "global"
                  in the Fund's name, and requested that the Registrant state that, under normal circumstances, the Fund invests at least
                  40% of its net assets (plus the amount of borrowings, if any, for investment purposes) in issuers located outside of the United States.

     Response:    The Registrant notes that the Fund's name has been changed to
                  "Pioneer Multi-Asset Real Return Fund." Accordingly, the
                  Registrant has not made the requested change.

2.   Comment:     The Staff noted that the Registrant states that the
                  Fund "focuses on providing a `real return' in excess of the inflation rate." The Staff requested that the Registrant clarify what it means by provide a "real return" in excess of the inflation rate, and asked if the Registrant means any return in excess of the inflation rate at a particular point in time.

     Response:    The Registrant has revised the disclosure to clarify further what it means by a "real return" in excess of the inflation rate. The Registrant notes that it seeks returns in excess of the inflation rate over a full market cycle, and not at a particular point in time.

3.   Comment:     The Staff requested that the Registrant state in the
                  Principal Investment Strategies section that the Fund is non-diversified.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff noted that the Registrant states that the
                  Fund may invest in equity securities, and requested that the Registrant state whether the Fund may invest in issuers of any market capitalization.

     Response:    The Registrant notes that it currently states in the fourth paragraph of the Principal Investment Strategies section that the Fund "may invest in securities of issuers of any market capitalization."

5.   Comment:     The Staff noted that the Registrant states that the
                  Fund may invest in "other pooled vehicles." The Staff requested that the Registrant confirm that it discusses in the Prospectus what it means by "pooled vehicles."

     Response:    The Registrant has revised the disclosure to clarify that it may invest in pooled investment vehicles that may or may not be registered under the Investment Company Act of 1940, as amended.

6. The Staff noted that the Registrant states that the Fund may gain exposure to commodities through investment in commodity-linked derivatives, ETFs and leveraged or unleveraged commodity-linked notes. The Staff noted that the Registrant also states that the Fund may use derivatives for a variety of other purposes.

     Comment: The Staff asked if the Fund may invest without limit in commodity-related investments.

     Response:    The Registrant notes that there is no stated limit on the
                  Fund's investments in commodity-related investments. The
                  Registrant notes that the Fund's investments with respect to commodities may be limited by tax requirements.

     Comment: The Staff asked if the Fund may invest without limit in derivative instruments.

     Response:    The Registrant notes that there is no stated limit on
                  investment by the Fund in derivative instruments. The
                  Registrant notes that the Fund's use of derivative instruments is subject to its other investment policies and applicable law.

     Comment: The Staff requested that the Registrant confirm that the Fund's investments with respect to commodities will constitute securities for tax purposes such that the Fund will qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").

     Response:    The Registrant understands that the Fund's investments with respect to commodities will constitute securities for tax purposes such that the Fund will qualify as a regulated investment company under Subchapter M of the Code. The
                  Registrant notes that the Fund may gain exposure to commodities through investments in commodity-linked derivatives and through investment in a wholly-owned subsidiary of the Fund organized as a company under the laws of the Cayman Islands that will be treated as a controlled foreign corporation.

7.   Comment:     The Staff noted that the Registrant states that the
                  Fund may take a short position with respect to a security or index. The Staff requested that the Registrant confirm in its response that it does not expect the Fund to incur 0.05% or more in dividend expense on securities sold short and/or interest expense on borrowings, and, therefore, a separate line item in the Fee Table with respect to such expenses is not required.

     Response:    The Registrant confirms that it does not expect the Fund to incur 0.05% or more in dividend expense on securities sold short and/or interest expense on borrowings.

8.   Comment:     The Staff noted that the Registrant states that the
                  Fund "is not required to allocate its investments among asset classes in any fixed proportion, nor is it limited by the issuer's geographic location, size or market capitalization."
                  The Staff requested that the Registrant confirm in its response that, should the Fund invest 25% or more of its assets in any one non-U.S. country, the Registrant will supplement the Prospectus to identify such country and related risk factors.

     Response:    The Registrant confirms that should the Fund invest 25% or more of its assets in any one non-U.S. country, it will supplement the Prospectus to identify such country and related risk factors.

V. Principal Risks of Investing in the Fund

1.   Comment:     The Staff noted that the Registrant states in the
                  Short Position risk factor that "because of leverage, taking short positions involves the risk that losses may be exaggerated, potentially more than the actual cost of the investment." The Staff noted that, unless the Fund is limited to short sales against-the-box, the Fund's risk of loss on a short sale is theoretically unlimited, and requested that the Registrant revise the disclosure accordingly.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant may want to
                  balance the disclosure in the Prospectus with respect to leveraging risk and the disclosure in the Statement of Additional Information that the Fund has no current intent to borrow for leverage by, for example, identifying the Fund's investment strategies that could have a leveraging effect on the Fund's portfolio.

     Response:    The Registrant notes that it has deleted the disclosure in the
                  Statement of Additional Information referenced by the Staff.

3.   Comment:     The Staff noted that the Registrant includes a risk
                  factor titled "Risk of Increase in Expenses". The Staff asked that the Registrant to confirm in its response that it will supplement the Prospectus if there is a material change in the Registrant's expense ratio.

     Response:    The Registrant confirms that it understands the disclosure requirements of Item 3 of Form N-1A.

VI. Tax Information

1.   Comment:     The Staff noted that the Registrant states in the Tax
                  Information section that shareholders "normally will have to pay federal income taxes, and any state or local taxes, on the dividends and capital gain distributions [they] receive from the Fund." The Staff stated that this disclosure implies that the Fund already has made distributions. The Staff suggested that the language provided in Item 7 of Form N-1A, stating that the Fund intends to make distributions that may be taxed as ordinary income or capital gains, would be more appropriate disclosure for the Tax Information section because the Fund is newly-offered and has not yet made distributions.

     Response:    The Registrant has made the requested change.

VII. More on the Fund's Investment Strategies

1.   Comment:     The Staff noted that the Registrant includes a
                  section titled "Additional Investment Strategies" and requested that the Registrant clarify that the investment strategies discussed in this section are not principal investment strategies by revising the section title to read:
                  "Non-Principal Investment Strategies."

     Response:    The Registrant notes that, to address the Staff's comment, it has revised the introduction to the "Additional Investment
                  Strategies" section to clarify that the investment strategies discussed in the section are non-principal investment strategies.

2.   Comment:     The Staff requested that the Registrant note in the
                  discussion of reverse repurchase agreements that the Fund may borrow up to 33 1/3% of its total assets and in the discussion of securities lending that the Fund may lend up to 33 1/3% of its total assets.

     Response:    The Registrant has made the requested changes.

VIII. Comments to Statements of Additional Information

1.   Comment:     The Staff noted that the Registrant states in the
                  discussion regarding the Fund's fundamental policy relating to lending that the Fund "will be permitted by this policy to make loans of money, including to other funds." The Staff requested that the Registrant expand the discussion regarding lending with respect to the loans of money that the Fund is permitted to make, whether such loans are secured or unsecured, whether it will make loans which are short term, long term or both, and briefly to highlight the types of risks relating to such loans.

     Response:    The Registrant notes that the disclosure referenced by the
                  Staff explains that the Fund is permitted to lend money to other Pioneer funds through a credit facility under the terms of an exemptive order granted by the Staff. The Registrant has expanded the discussion of interfund lending in the disclosure referenced by the Staff to address the Staff's comment.

2.   Comment:     The Staff noted that the Registrant states in the
                  discussion regarding the Fund's fundamental policy relating to concentration that the policy "will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries." The Staff noted that the Registrant states that when identifying industries or sectors for purposes of its concentration policy, the Fund may rely on available industry classifications, and noted that the Registrant states that as of the date of the Statement of Additional Information, the Fund relies on the MSCI Global
                  Industry Classification Standard classifications. The Staff asked what notice the Registrant would give shareholders if it were to change the manner by which it classifies industries.

     Response:    The Registrant notes that if it were to change the manner by which it classifies industries, it would revise the Statement of Additional Information to reflect the Fund's then-current practice in accordance with the Registrant's Registration
                  Statement Policies and Procedures.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                     Sincerely,


                                                     /s/Jeremy Kantrowitz
                                                     Jeremy Kantrowitz